

June 25, 2010

Michael I. German
President and Chief Executive Officer
Corning Natural Gas Corporation
330 W. William St.
Corning, New York 14830

> **Re:** **Corning Natural Gas Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 18, 2010**
> **File No. 333-166008**

Dear Mr. German:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 11

1. We reviewed your response to comment two in our letter dated June 14, 2010 and have the following additional comments:

   • Please disclose when and how you will give notice to shareholders once you receive a determination from the NYPSC;

   • Throughout your registration statement where you include disclosure that assumes that all of the shares of common stock offered in the rights offering are issued, please cross-reference to the NYPSC risk factor disclosure and indicate that if you do not receive a favorable determination from the NYPSC, only a specified percentage of the outstanding shares will be eligible to participate in the offering and disclose this percentage;

- If material, please add a question and answer related to your petition to the NYSPC and the impact, if any, on the remaining shareholders if you do not receive a favorable determination from the NYPSC;

- Please revise your use of proceeds disclosure to set forth your anticipated proceeds and the related use of proceeds if you do not receive a favorable determination from the NYPSC; and

- If you expect to extend the offering if you do not receive a determination from the NYPSC before the expiration date of the rights offering, please disclose this fact throughout your registration statement and the related appendices, as appropriate.

Exhibit 23.2- Consent of EFP Rotenberg, LLP

2. With your next amendment, please update the consent of your auditor.

       Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Deborah J. McLean, Esq.
       Nixon Peabody LLP
       Via Facsimile